

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 21, 2016

<u>Via E-mail</u>
Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P. O. Box 755
Chicago, Illinois 60690

> **Re: Vaulted Gold Bullion Trust**
> **Draft Registration Statement on Form S-1**
> **Submitted March 23, 2016**
> **CIK No. 0001593812**

Dear Ms. Hennessy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that the Bank of Montreal maintains a website at the URL www.bmogold.com and that the website discusses the offering of the receipts. As there is no registration statement publicly filed, please provide us with an analysis as to the treatment of this communication for purposes of Section 5 of the Securities Act.

2. We note that the indicative price of a receipt will be available to the public on the Trust's website and that indicative intra-day prices will be available via BMOEGLDR Index Go. Please revise your disclosure throughout to definitively explain how investors will be able to obtain the actual price of a receipt before committing to purchase.

3. We refer to your disclosure relating to the determination of the bid price at which an investor can redeem for cash on page 38. Please revise your disclosure throughout to clarify, if true, that BMO Capital Markets Corp., in relation to calculating the public offering price of a receipt, will determine the prevailing interbank spot price of gold by reference to one of the multi-contributor systems, such as Reuters, Bloomberg, and Electronic Brokering Services without adjustment or modification.

4. Please revise your Summary of Gold Deposit Receipts and Redemptions of Gold Deposit Receipts for Gold Bullion; Sales for Cash sections to clarify that Authorized Participants or other broker-dealers may charge additional fees to holders of Gold Deposit Receipts that wish to redeem for cash or physical gold, per your risk factor disclosure on page 14.

Registration Statement Cover Page

5. We note your disclosure on the registration statement cover page that you are registering an indeterminate amount of securities to be sold by BMO Capital Markets Corp. in market-making transactions. Please reconcile this statement with your disclosure on page 53 that BMO Capital Markets Corp. does not intend to engage in market-making transactions in the Gold Deposit Receipts. Please also remove the reference to "indeterminate amount of securities" and confirm that you are registering $500 million of gold deposit receipts.

6. We note your footnote 3 to the registration statement cover page that you are relying on Rule 415(a)(6) to include unsold securities from the registrant's previous registration statement. However, you appear to be relying on Rule 457(p). Please revise or advise why you believe it is appropriate to rely upon Rule 415(a)(6).

Prospectus Cover Page

7. We note your disclosure that the public offering price will be "based on" the prevailing interbank spot price, plus a deposit fee, plus varying sales commissions depending on the class of receipt purchased. Please confirm that there are no additional adjustments that may be made to the public offering price by BMO Capital Markets Corp., any participating broker-dealer, or any other entity involved in the distribution of the receipts. To the extent there are any additional adjustments that may be made to the public offering price, please clearly explain them.

8. We note that the Distribution Agreement does not create an obligation on BMO Capital Markets Corp. to purchase any receipts. However, we also note your disclosure on the prospectus cover page that BMO Capital Markets Corp. "will purchase for resale a set amount of Gold Deposit Receipts." Please revise this disclosure on the prospectus cover page to state briefly the nature of the underwriting agreement and the obligation of the underwriters to take the receipts.

Use of Proceeds, page 22

9. In your amended filing, please address how sales fees received as a result of issuing Class A and Class F Gold Deposit receipts will be handled. Also, tell us how you will reflect these sales fees within your financial statements. Cite all relevant accounting literature within your response.

About the Trust, page 23

10. Please revise your disclosure on page 24 to accurately disclose the file number for Bank of Montreal's public reports filed with us: 001-13354.

Legal Matters, page 54

11. Please revise this section to reference counsel's opinion with respect to the statements under the risk factor "There is no assurance that your investment in the Gold Deposit Receipts will be subject to protection by the Securities Investor Protection Corporation."

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Anna T. Pinedo, Esq. (via E-mail)
Morrison & Foerster LLP